CELSIUS HOLDINGS, INC.

2424 NORTH FEDERAL HIGHWAY, SUITE 208

BOCA RATON, FL 33431

August 25, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Brigitte Lippmann
Ms. Kathleen Suellentrop

Re:	Celsius Holdings, Inc.
Form 10
Filed July 22, 2016
File No. 000-55663

Ladies and Gentlemen:

In response to the Staff’s letter of August 12, 2015, the Celsius Holdings, Inc. (the “Company”) hereby files Amendment No. 1 to the Form 10 Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Business, page 3

Comment:

1.          According to your disclosures under Note 2 to your financial statements, 57.4% of your revenues for the year ended December 31, 2015, were generated from two customers and 61.8% of your accounts receivable balance as of December 31, 2015, was comprised of amounts due from two customers. Please provide additional disclosure pursuant to Item 101(h) (4) (VI) of Regulation S-K regarding your dependence on one or a few major customers.

Response:

In response to the Staff’s comment, we have provided the requested disclosure in the subsection of “Item 1. Business” entitled “Distribution” and has added a corresponding risk factor to “Item 1A. Risk Factors.”

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

Risk Factors, page 8

Comment:

2.          We note you indicate that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and disclose the implications of being an emerging growth company on page 12. Please also disclose your election under Section107 (b) of the Jobs Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable.

Response:

The requested disclosure regarding Section 107 (b) of the Jobs Act has been added to the risk factor titled “The Jumpstart Our Business Startups Act of 2012 (the “Jobs Act”) has reduced the information that the Company will be is required to disclose.” in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Comment:

3.          Please describe any known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you state that your revenue decrease of 21% for the quarter ended March 31, 2016, from the same period in the prior year was mainly associated with a 68% decrease in international revenue from your Swedish distribution partner, who was adversely affected by a rebalancing of inventory. You further state that this decrease was offset by a 79% growth in domestic revenues associated from blended growth rates of 103% in retail accounts mainly from convenience store expansion initiatives, 16% in health and fitness accounts and 43% in internet retailer accounts from the same period in 2015. If any of these factors that impacted your revenues are known trends, please describe. Please also provide analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. For guidance, see Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B (December 29, 2003); and Securities Act Release No. 33-6835, Section III.B (May 18, 1989).

Response:

We respectfully advise the Staff that the Company is not aware of any known trends and uncertainties that will have or are reasonably likely to have, a material impact on its financial condition as posited by the Staff in its comment. Moreover, the Company does not believe that further analysis and disclosure is applicable.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

Results of Operations, page 15

Comment:

4.          We note you discuss changes in revenue by sales categories on page 15 and 16. For each period presented, please quantify and disclose the amount of revenue by sales categories. Please also expand your discussion to address changes in volume, price and underlying discounts and promotions.

Response:

In response to the Staff’s comment, the Company has expanded the discussion under the subsections “Revenues” in “Results of Operations” for the six month and annual periods discussed and has added a table presenting revenues for those periods by category.

Comment:

5.          We also note that for the period ended December 31, 2015, revenue increased by 18% while cost of sales increased by 13%; however, there does not appear to be a robust analysis of the reasons behind this increase in gross profit. Please expand your disclosures to discuss the main cost drivers affecting cost of sales and how those costs impacted your gross profit during each period presented, as well as discussion of expected trends and known effects on future operations. Please refer to Item 303(a) (3) of Regulation S-K for guidance.

Response:

The Company has expanded the analysis of gross profit for the periods presented as requested by the Staff.

Liquidity and Capital Resources, page 17

Comment:

6.          Please describe your material sources of liquidity, including the material terms of the Loan and Security Agreement with CD Financial. See Item 303(a) (1) of Regulation S-K. For additional guidance, see Securities Act Release No. 33-8350, Section IV (December 29, 2003).

Response:

In response to the Staff’s comment, we have revised the “Liquidity” subsection to provide the additional disclosure requested.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

Security Ownership of Certain Beneficial Owners and Management, page 18

Comment:

7.          Please disclose the addresses of your greater than 5% beneficial owners. See Item 403 of Regulation S-K.

Response:

We have slightly revised the wording of the lead-in sentence to the beneficial ownership table to further clarify the addresses of our greater than 5% beneficial owners.

Executive Compensation, page 23

Comment:

8.          We note your disclosure on page 23 that the employment agreements for your CEO and CFO provide for certain severance payments in the event of termination other than for “cause” and for “golden parachute” payments in the event of termination following a “change in control.” Please disclose the material terms of these agreements pursuant to Item 402(q) (2) of Regulation S-K.

Response:

We have expanded the description of the employment agreements between the Company and Messrs. David and Fieldy to set forth the various severance and “golden parachute” payments set forth therein.

Certain Relationships and Related Transactions, page 25

Comment:

9.          Please also disclose the approximate dollar value of the amount involved in the transaction with All Def Digital since the beginning of your last fiscal year. See Item 404(a) of Regulation S-K.

Response:

The Company has provided the disclosure requested by the Staff.

Comment:

10.         We note your cross-reference to the disclosure under Item 10. Recent Sales of Unregistered Securities. For each of these transactions, please identify the related person and, if applicable, the approximate dollar value of the amount involved for each related person in the transaction. See Item 404(a) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

Response:

Revised and additional disclosure has been provided in response to the Staff’s comment.

Comment:

11.         Please describe the Loan and Security Agreement with CD Financial. See Item 404(a) (5) and Instruction 1 to Item 404 of Regulation S-K.

Response:

The description of the Loan and Security Agreement with CD Financial and related required disclosures have been made in response to the Staff’s comment.

Comment:

12.         Please describe the material terms of the Investors’ Rights Agreement, such as the matters requiring investor director approval.

Response:

The Company has added a description of the material terms of the Investors’ Rights Agreement as requested by the Staff,

Description of Registrant’s Securities to be Registered, page 28

Comment:

13.         We note your disclosure that on December 31, 2018, your Preferred C Shares will automatically convert into the number of shares of your common stock “determined by dividing the liquidation preference of $0.52 per Preferred C Share by the conversion price then in effect.” However, Section 4(a) and Section 8(a) of the Certificate of Designation of Series C Convertible Preferred Stock do not reflect this liquidation preference. Please clarify.

Response:

We have corrected the conversion formula for our Preferred C Shares to reflect that the number of shares of common stock issuable upon conversion is “determined by dividing the liquidation preference of $1,000 per Preferred C Share by the conversion price then in effect.” The disclosure is now consistent with Sections 3(b) and 4(a) of the Certificate of Designation.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

Exhibits, page 30

Comment:

14.         Please file the 2015 Purchase Agreement as an exhibit. See Item 601(b) (10) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-6

Comment:

15.         We note you use the indirect method to determine the net cash flow from operating activities by adjusting “net loss available to common stockholders” rather than the “net loss” of the entity. Please tell us how your methodology is consistent with ASC 230-10-45-28.

Response:

The Company has revised the Statements of Cash Flows in response to the Staff’s comments.

Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Comment:

16.         We note you have not reported information about your operating segment. Please explain why you believe that you are not subject to the reporting requirements under ASC 280 or provide draft disclosure in the response letter.

Response:

We have added a paragraph at page F-7 to address the concern raised by the Staff.

The Company further acknowledges that:

•            Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Securities and Exchange Commission

Division of Corporation Finance

August 25, 2016

•            The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, P.L.L.C. (786) 888-1744

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ John Fieldly
John Fieldy, Chief Financial Officer